Exhibit 8.1

List of Subsidiaries

(As of June 7, 2010)

	Subsidiaries	Place of Incorporation
1.	ReneSola America Inc.	State of Delaware, United State
2.	ReneSola Singapore Pte Ltd.	Republic of Singapore
3.	Zhejiang Yuhui Solar Energy Source Co., Ltd.	People’s Republic of China
4.	Sichuan ReneSola Silicon Material Co., Ltd.	People’s Republic of China
5.	Wuxi Jiacheng Solar Energy Technology Co., Ltd.	People’s Republic of China
6.	Yuneng Enterprise Consulting (Shanghai) Co., Ltd.	People’s Republic of China
7.	Jiangsu Ruiyu New Energy Co., Ltd.	People’s Republic of China
8.	Zhejiang ReneSola Photovoltaic Materials Co., Ltd.	People’s Republic of China